[redacted]

12014401

.DSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JORDAN, KNAUFF & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. MADISON, SUITE 980
(No. and Street)

CHICAGO (City) IL (State) 60606-3414 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL COLLINS (312) 254-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OSTROW REISIN BERK & ABRAMS, LTD.
(Name – *if individual, state last, first, middle name*)

455 N. CITYFRONT PLAZA DRIVE, SUITE 1500, CHICAGO, IL 60611
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. COOK JORDAN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JORDAN, KNAUFF & COMPANY, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MISSOURI
COUNTY OF JACKSON

G. Cook Jordan
Signature

MANAGING PRINCIPAL
Title

Angela Bass 2/24/2012
Notary Public

ANGELA BASS
NOTARY PUBLIC-NOTARY SEAL
STATE OF MISSOURI- COUNTY OF CLAY
MY COMMISSION EXPIRES: FEB. 3, 2013
COMMISSION NO. 09491198

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JORDAN, KNAUFF & COMPANY

YEARS ENDED DECEMBER 31, 2011 AND 2010

CONTENTS

ORBA
OSTROW
REISIN
BERK &
ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS*

Independent Auditors' Report

Board of Directors
Jordan, Knauff & Company
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jordan, Knauff & Company (the Company) as of December 31, 2011 and 2010 and the related statements of operations, changes in members' capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Jordan, Knauff & Company as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information included on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2012

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
INDEPENDENT AFFILIATE OF BKR INTERNATIONAL *Also licensed to practice by the State of Florida

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	**2011**	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ **446,450**	$ 815,407
Accounts receivable	**16,514**	42,893
Due from members	**13,535**	13,925
Prepaid expenses	**18,276**	22,704
Other current assets	**44,700**	51,611
Total current assets	**539,475**	946,540
Property and equipment:		
Furniture and equipment	**283,276**	280,641
Leasehold improvements	**82,180**	82,180
	365,456	362,821
Less accumulated depreciation	**239,853**	185,681
Property and equipment, net	**125,603**	177,140
Total assets	$ **665,078**	$ 1,123,680

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,		2011		2010
LIABILITIES AND MEMBERS' CAPITAL				
Current liabilities:				
Accounts payable and accrued expenses	$	**104,881**	$	44,836
Deferred revenue		**36,452**		
Due to affiliate		**50,000**		
Note payable, equipment				1,065
Notes payable, members (Notes 2 and 3)		**300,000**		300,000
Total current liabilities		**491,333**		345,901
Other liability:				
Deferred rent		**18,762**		28,888
Total liabilities		**510,095**		374,789
Members' capital		**154,983**		748,891
Total liabilities and members' capital	$	**665,078**	$	1,123,680

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF OPERATIONS

Years ended December 31,	2011	2010
Revenue:		
Fees	$ 691,331	$ 1,772,766
Interest	100	64
Total revenue	691,431	1,772,830
Operating expenses:		
Salaries	503,363	808,545
Payroll taxes	45,674	59,206
Accounting fees	68,569	73,230
Bad debts	9,414	13,080
Deal support - consultants	46,613	42,790
Depreciation	54,172	54,791
Dues and subscriptions	11,887	17,315
Insurance - other	31,557	7,483
Legal and professional	14,940	38,553
Marketing and advertising	28,404	76,775
Medical insurance	48,945	52,402
Miscellaneous	33,728	35,327
Office supplies	8,840	19,010
Outsourced administration	26,633	28,713
Printing and reproduction	16,354	15,502
Rent	142,471	147,885
Telecommunications	38,847	40,067
Travel and entertainment	145,592	141,312
Total operating expenses	1,276,003	1,671,986
Operating income (loss)	(584,572)	100,844

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF OPERATIONS (CONTINUED)

Years ended December 31,	2011	2010
Other income (expense):		
Other income	$ 4,144	
Interest expense	(36,262)	$ (36,449)
Total other expense, net	(32,118)	(36,449)
Net income (loss)	$ (616,690)	$ 64,395

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Years ended December 31,		2011		2010
Members' capital:				
Balance, beginning of year	$	**748,891**	$	684,496
Capital contributions		**100,000**		
Distributions		**(77,218)**		
Net income (loss)		**(616,690)**		64,395
Balance, end of year	$	**154,983**	$	748,891

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CASH FLOWS

Years ended December 31,	2011	2010
Operating activities:		
Net income (loss)	**$ (616,690)**	$ 64,395
Adjustments to reconcile above to cash and cash equivalents provided by (used in) operating activities:		
Depreciation	**54,172**	54,791
(Increase) decrease in operating assets:		
Accounts receivable	**26,379**	84,904
Due from members	**390**	(190)
Prepaid expenses	**4,428**	(3,012)
Other current assets	**6,911**	(32,700)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	**60,045**	(16,072)
Deferred revenue	**36,452**	
Due to affiliate	**50,000**	
Deferred rent	**(10,126)**	(7,427)
Cash and cash equivalents provided by (used in) operating activities	**(388,039)**	144,689
Investing activity:		
Purchase of furniture and equipment	**(2,635)**	(13,445)
Cash and cash equivalents used in investing activity	**(2,635)**	(13,445)

See notes to financial statements.

JORDAN, KNAUFF & COMPANY

STATEMENT OF CASH FLOWS (CONTINUED)

Years ended December 31,		2011		2010
Financing activities:				
Payments on note payable, equipment	$	(1,065)	$	(900)
Capital contributions		100,000		
Distributions		(77,218)		
Cash and cash equivalents provided by (used in) financing activities		21,717		(900)
Increase (decrease) in cash and cash equivalents		(368,957)		130,344
Cash and cash equivalents, beginning of year		815,407		685,063
Cash and cash equivalents, end of year	$	446,450	$	815,407
Supplemental disclosure of cash flow information:				
Cash paid during the year for interest	$	262	$	449

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

Jordan, Knauff & Company (the Company) is an Illinois limited liability company formed in March 2001 for the purposes of conducting investment banking and company financing. The Company is focused on providing services to companies in the lower middle-market throughout the United States. This typically includes companies with revenues between $10.0 million and $150.0 million and EBITDA between $1.0 million and $15.0 million. The firm engages in four primary lines of business. The first of these is acquisition advisory, which involves assignments to help a company or a private equity firm acquire another company. The second type of engagement consists of business sale assignments, in which the firm markets a company for sale to private equity investors, strategic buyers and others. Private placement of debt and equity capital represents the firm's third line of business. Typically, private equity firms and large banks are approached with the opportunity to deploy capital in the companies represented by the Company. The fourth and final service area is a highly specialized subset of acquisition advisory, known as an Industry Development Project (IDP). Through an IDP, the Company is retained by private equity investors, capital providers or strategic buyers to source opportunities for clients to deploy capital.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

1. Nature of business and summary of significant accounting policies (continued)

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

The Company's revenue is derived primarily from providing investment banking services. Investment banking fees are recognized in the period when service is performed. Revenue received in advance of the period to which it relates is recognized as "Deferred revenue" in the accompanying statement of financial condition.

Accounts receivable:

Accounts receivable are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as necessary, any balance deemed uncollectible. Accounts receivable at December 31, 2011 and 2010 are expected to be fully collected.

Property and equipment and related depreciation and amortization:

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the useful lives of the assets. Leasehold improvements are amortized ratably over the lesser of the life of the improvement or term of the lease.

Deferred rent:

The Company's operating lease agreement for its office space contains provisions for future rent increases and a period of rent abatement. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to total payments due over the lease term, divided by the number of months in the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred rent" which is reflected as a separate line item in the accompanying statement of financial condition.

1. Nature of business and summary of significant accounting policies (continued)

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Accordingly, the Company's earnings and losses are included in the members' personal income tax returns.

2. Notes payable, members

The following is a summary of notes payable, members:

December 31,	2011	2010
Note dated June 30, 2003, due December 31, 2011, interest at 12%		$ 50,000
Note dated July 1, 2009, due on demand, interest at 12%		150,000
Note dated September 30, 2009, due on demand, interest at 12%		100,000
Note dated November 30, 2011, due November 30, 2015, interest at 12% (Note 3)	$ 200,000	
Note dated November 30, 2011, due November 30, 2015, interest at 12% (Note 3)	100,000	
Total	$ 300,000	$ 300,000

Interest expense was $36,000 for each of the years ended December 31, 2011 and 2010. Accrued interest of $72,000 and $36,000 is included in accounts payable and accrued expenses at December 31, 2011 and 2010, respectively.

3. Liabilities subordinated to claims of general creditors and secured demand notes receivable

The Company had $300,000 in borrowings subordinated to claims of general creditors at December 31, 2011, which consist of subordinated loans from members maturing on November 30, 2015.

Subordinated shareholder borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

No interest was paid to members in the year ended December 31, 2011.

3. Liabilities subordinated to claims of general creditors and secured demand notes receivable (continued)

The Financial Industry Regulatory Authority (FINRA), the Company's Designated Self-Regulatory Organization, has approved these borrowings as acceptable regulatory capital. These liabilities are subordinated to the claims of the present and future general creditors and the loan agreements provide that the notes cannot be repaid if such repayments will cause the Company to fail to meet the financial requirements established by the SEC.

4. Letter of credit

In compliance with the Company's current office lease (Note 5), the Company maintains an Irrevocable Standby Letter of Credit in the aggregate amount of $31,500 and $45,500 at December 31, 2011 and 2010, respectively. No amounts have been drawn down during the years ended December 31, 2011 or 2010.

5. Office lease

The Company leases office space in downtown Chicago under an operating lease expiring May 31, 2013. The lease requires annual 3% base rent increases on June 1st of each year. In addition to base rent, the Company is also responsible for its pro-rata share of common building operating costs and real estate taxes. The lease provides for one three-year extension. The Company has not exercised this option as of December 31, 2011.

Rent expense, including operating costs and real estate taxes, for the years ended December 31, 2011 and 2010 was $142,471 and $147,885, respectively.

The following is a schedule of future minimum base rent payments:

Year ending December 31:	Amount
2012	$ 95,660
2013	40,346
Total	$ 136,006

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011 and 2010, the Company had net capital of $236,355 and $426,648, respectively, which was $222,342 and $401,662, respectively, in excess of its required net capital of $14,013 and $24,986, respectively. At December 31, 2011 and 2010, the Company's net capital ratio was .89 to 1 and .88 to 1, respectively.

7. Concentration of credit risk

The Company maintains cash in bank accounts which, at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

8. Employee retirement plan

The Company maintains a 401(k)/profit-sharing plan covering all employees and members who meet eligibility requirements. The plan allows employees and members to make voluntary contributions within stated limits set by the plan for which maximum amounts are subject to Internal Revenue Service statutory limitations. The plan provides for discretionary matching and discretionary profit-sharing contributions. There were no discretionary matching or discretionary profit-sharing contributions approved for the years ended December 31, 2011 and 2010.

9. Related party transactions

The Company received a deposit on behalf of an affiliate during 2011 which is expected to be repaid in 2012. The balance due to the affiliate was $50,000 at December 31, 2011.

10. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2011, the financial statement date, through February 27, 2012, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

JORDAN, KNAUFF & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2011		
Total members' capital		$ 154,983
Additions:		
Liabilities subordinated to claims of general creditors		300,000
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 16,514	
Due from members	13,535	
Property and equipment, net	125,603	
Prepaid expenses	18,276	
Other current assets	44,700	218,628
Net capital		236,355
Minimum net capital requirement		14,013
Excess net capital		$ 222,342
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 104,881
Due to affiliate		50,000
Deferred revenue		36,452
Deferred rent		18,762
Aggregate indebtedness		$ 210,095
Ratio of aggregate indebtedness to net capital		.89 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as report in the Company's X-17A-5		$ 258,842
Change in other charges against capital		(22,487)
Net capital per above		$ 236,355

JORDAN, KNAUFF & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

DECEMBER 31, 2011

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

ORBA
OSTROW
REISIN
BERK &
ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS*

Independent Auditors' Report on Internal Control

Members
Jordan, Knauff & Company
Chicago, Illinois

In planning and performing our audit of the financial statements of Jordan, Knauff & Company (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
INDEPENDENT AFFILIATE OF BKR INTERNATIONAL *Also licensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as described below, we identified a certain deficiency in internal control over financial reporting that we consider to be a material weakness.

Material audit adjustment:

A material audit adjustment was required in order to fairly state the year-end balance as follows:

- To adjust deferred revenue - $36,452

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objective.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2012

ORBA OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS*

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Members
Jordan, Knauff & Company
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Jordan, Knauff & Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [cancelled checks, bank statements and the general ledger] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
INDEPENDENT AFFILIATE OF BKR INTERNATIONAL *Also licensed to practice by the State of Florida

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [internally prepared financial statements] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [internally prepared financial statements] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2012